As filed with the Securities and Exchange Commission on December 15, 2017

 Registration No. 333-170489

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

_______________________

China Xiniya Fashion Limited

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, N.Y. 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

______________________

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, NY 10036

(1800) 927-9801

(Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing

☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing a specified number of ordinary shares of China Xiniya Fashion Limited	N/A	N/A	N/A	N/A
1	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
2	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This post-effective amendment to registration statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.     Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Face of American Depositary Receipt, introductory paragraph

2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Article 15

(iii) The procedure for collection and distribution of dividends	Articles 2, 4, 8, 9, 13 and 21

(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles 12, 14, 15 and 21

(v) The procedure for sale or exercise of rights	Articles 2, 6, 9, 13 and 21

(vi) The procedure for deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 3, 4, 6, 8, 9, 13 and 16

(vii) The procedure for amendment, extension or termination of the deposit agreement	Articles 20 and 21

(viii) The procedure for rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 12

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 4, 6, 8 and 22

(x) Limitation upon the liability of the depositary	Article 10, 17 and 18

3. Fees and charges of holders	Article 9

Item - 2.     Available Information

Public Reports furnished by issuer	Article 12

China Xiniya Fashion Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”).  These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549 and at the principal executive office of the Depositary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.      Exhibits

(a)(1)

Form of Deposit Agreement among China Xiniya Fashion Limited (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”). Previously filed with the Commission on November 8, 2010 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Previously filed with the Commission on November 25, 2014 and incorporated herein by reference.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement, including the form of American Depositary Receipt. – Filed herewith as Exhibit (a)(3).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. Set forth on the signature pages hereto.

Item - 4.      Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both received by the Depositary as the holder of the deposited securities and made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Deutsche Bank Trust Company Americas certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this post-effective amendment to registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on December 15, 2017.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts for ordinary shares of China Xiniya Fashion Limited.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Beverly George
Name:	Beverly George
Title:	Vice President

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, China Xiniya Fashion Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this post-effective amendment to registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Jinjiang, Fujian Province, People’s Republic of China, on December 15, 2017.

CHINA XINIYA FASHION LIMITED

By:	/s/ Qiming Xu
Name:	Qiming Xu
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on December 15, 2017

Signatures	Capacity

/s/ Qiming Xu .	Chairman and Chief Executive Officer
Qiming Xu	(principal executive officer)

/s/ Kangkai Zeng	Chief Operating Officer and Director
Kangkai Zeng

/s/ Chee Jiong Ng .	Chief Financial Officer
Chee Jiong Ng	(principal financial and accounting officer)

/s/ Alvin Ang .	Director
Alvin Ang

/s/ Jianxin Chen .	Director
Jianxin Chen

Signature of Authorized Representative in the United States

Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for China Xiniya Fashion Limited, has signed this post-effective amendment to registration statement on Form F-6 and any amendment thereto in Newark, Delaware, on the 15th day of December, 2017.

/s/ Donald J. Puglisi

Donald J. Puglisi
on behalf of Puglisi & Associates
Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

(a)(3)	Form of Amendment to Deposit Agreement.
(e)	Rule 466 Certification